OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-37613

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/25 (MM/DD/YY) AND ENDING 06/30/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Western Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

669 Airport Freeway, Ste. 409
(No. and Street)

Hurst	TX	76053
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Craig Kilpatrick	817-553-1492	ckilpatrick@firstwesternsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randal E. Ferguson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Western Securities, Inc., as of 6/30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President

Notary Public

ROCHELLE M. KNIGHT
My Notary ID # 124370876
Expires October 22, 2026

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIRST WESTERN SECURITIES, INC.

FINANCIAL REPORT

JUNE 30, 2026

FIRST WESTERN SECURITIES, INC.
INDEX
JUNE 30, 2026

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
First Western Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Western Securities, Inc. as of June 30, 2026, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Western Securities, Inc. as of June 30, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of First Western Securities, Inc.'s management. Our responsibility is to express an opinion on First Western Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Western Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of First Western Securities, Inc.'s financial statements. The supplemental information is the responsibility of First Western Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as First Western Securities, Inc.'s auditor since 2019.

Celeste, Texas
September 4, 2026

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

FIRST WESTERN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2026

ASSETS

Cash	$ 190,206	
Commissions receivable	84,868	
Related party receivable	36,556	
Clearing deposit	81,734	
Right-of-use asset	243,165	
TOTAL ASSETS		$ 636,529

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued compensation and related costs	$ 159,440	
Accounts payable	4,687	
Income taxes payable	802	
Lease liability	243,165	
Total Liabilities		$ 408,094
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 1,200,000 shares authorized, 889,676 shares issued and outstanding	8,897	
Additional paid-in capital	78,639	
Retained earnings	140,899	
Total Stockholders' Equity		228,435
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 636,529

The accompanying notes are an integral part of these financial statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2026

REVENUES				
Securities commissions	$	304,675		
Insurance commissions		1,273,702		
Mutual fund commissions		768,327		
Investment advisory fees		479,699		
Total Revenues			$	2,826,403
EXPENSES				
Compensation and related costs		2,360,600		
Clearing charges		117,777		
Occupancy and equipment		96,378		
Technology and communication		107,963		
Regulatory fees and expenses		11,898		
Professional fees		45,372		
Other expenses		22,875		
Total Expenses				2,762,863
INCOME BEFORE INCOME TAXES				63,540
PROVISION FOR INCOME TAXES - FEDERAL				13,330
NET INCOME			$	50,210

The accompanying notes are an integral part of these financial statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2026

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
BALANCES - July 1, 2025	$ 8,897	$ 78,639	$ 90,689	$ 178,225
Net income	-	-	50,210	50,210
BALANCES - June 30, 2026	$ 8,897	$ 78,639	$ 140,899	$ 228,435

The accompanying notes are an integral part of these financial statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2026

CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	50,210		
Adjustments to reconcile net income to net cash provided by operating activities:				
(Increase) decrease in operating assets:				
Commissions receivable		(2,876)		
Related party receivable		(13,312)		
Clearing deposit		(1,735)		
Right-of-use asset		62,185		
Increase (decrease) in operating liabilities:				
Accrued compensation and related costs		46,715		
Accounts payable		390		
Income taxes payable		(341)		
Lease liability		(62,185)		
Net Cash Provided By Operating Activities			$	79,051
CASH - Beginning of Year				111,155
CASH - End of Year			$	190,206

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

Income taxes	$	13,671
Interest	$	-

The accompanying notes are an integral part of these financial statements.

<u>NOTE 1</u> - ORGANIZATION AND OPERATIONS

First Western Securities, Inc. (the Company) was incorporated in 1987 as a Texas Corporation. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and as an investment advisor. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company's shareholders have entered into a Trust Agreement for the purpose of concentrating the vote of their shares into a clear and definite policy of management under the discretion of the Trustee, who is also the Company's majority shareholder.

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. For the Company's other business activities, it is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Company does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Company is an independent full-service broker-dealer and investment advisor. The Company's operations consist primarily of providing securities brokerage, insurance brokerage and management and investment advisory services to individuals located primarily in Texas and Oklahoma.

<u>NOTE 2</u> - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including securities brokerage, insurance brokerage, and investment advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

INCOME TAXES

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company is also subject to state income taxes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

REVENUE RECOGNITION

Significant Judgments

Revenue from contracts with customers includes securities commissions, mutual fund commissions, insurance commissions, and investment advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Securities Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Securities commissions also include commission on alternative investments, interest rebates on customer accounts, and other revenue related to customer accounts which is recorded on the trade date.

Mutual Fund and Insurance Commissions

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors and insurance companies to issue variable annuity contracts. The Company may receive distribution fees and variable annuity fees paid by the funds and insurance companies up front, over time, upon the investor’s exit from the fund and annuity contracts (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities or variable annuity contracts to investors and as such this is fulfilled on the trade date or variable annuity contract funding date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares or annuity contracts at future points in time as well as the length of time the investor remains in the fund and annuity contracts, both of which are highly susceptible to factors outside the Company’s influence, the Company does not believe it can overcome this constraint until the market value of the funds and annuity contracts and the investor activities are known, which are either monthly or quarterly. Distribution and annuity contract fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer’s assets under management. Fees are received monthly and quarterly in advance. Fees are recognized as revenue monthly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

CURRENT EXPECTED CREDIT LOSSES

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. As of June 30, 2026, the Company determined that no allowance for credit losses is necessary, and there were no credit losses during the year.

LEASES

The Company leases corporate office space under a non-cancelable lease. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

The office space lease is included in operating lease right-of-use (ROU) asset and operating lease liability in the statement of financial condition. There are currently no finance leases.

ROU asset represents the right to use the underlying asset for the lease term, and lease liability represents the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU asset also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain the option will be exercised.

The office lease agreement includes provisions for variable rent payments, which are adjusted periodically for inflation. The office lease agreement does not contain any material residual value guarantees.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

NOTE 3 – TRANSACTIONS WITH CLEARING BROKER-DEALER

The Company has a clearing agreement with First Clearing, a trade name of Wells Fargo Clearing Services, LLC, a national clearing broker-dealer, to provide clearing, execution, and other related securities services. There is a minimum clearing and execution fee of $5,000 per month. The agreement also requires the Company to maintain a minimum of $50,000 in a deposit account with the clearing broker-dealer.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2026, the Company had net capital of $191,879 which was $141,879 in excess of its required net capital of $50,000. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's net capital ratio was 0.86 to 1.

NOTE 5 - EMPLOYEE BENEFIT PLAN

The Company adopted a 401(k) Profit Sharing Plan (Plan) during the year ended June 30, 1993, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting length of service requirements. The Company does not have a matching contribution obligation. During the year ended June 30, 2026, the Company incurred $2,773 in expenses related to the Plan.

NOTE 6 – OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company’s customer activities involve the execution and settlement of customer securities transactions on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries accounts of the Company’s customers and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing-broker dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company’s customer securities activities are transacted on either a cash or margin basis. In margin transactions, the clearing broker-dealer extends credit to the Company’s customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers’ accounts. In connection with these activities, the clearing broker-dealer executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the clearing broker-dealer may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer’s obligations. The Company and clearing broker-dealer seek to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and clearing broker-dealer monitor required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company has commissions receivable and a clearing deposit held by and due from its clearing broker-dealer of $14,755 and $81,734, respectively, totaling $96,489, or approximately 15% of total assets as June 30, 2026.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

OFFICE LEASE

The Company leases office space under a noncancelable operating lease through July 2029. The following summarizes the line items in the statement of financial condition which include amounts for the office space lease as of June 30, 2026:

Operating Lease	
Right-of-use-asset	$ 243,165
Lease liability	$ 243,165

The discount rate used on the operating lease was 8.5%.

The maturities of the lease liability as of June 30, 2026, were as follows:

Year Ending June 30:	
2027	$ 86,662
2028	88,888
2029	91,346
2030	7,629
Thereafter	-
Total lease payments	274,525
Less: interest	(31,360)
Present value of lease liability	$ 243,165

Operating lease expense totaled $92,718 for the year ended June 30, 2026, and is reflected in the accompany statement of income as occupancy and equipment.

CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company has a receivable from the majority shareholder of $36,556 at June 30, 2026. The amount is unsecured, non-interest bearing and due on demand.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events subsequent to June 30, 2026, and through September 4, 2026, which is the date that the financial statements were available for issuance. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of June 30, 2026.

SCHEDULE I

FIRST WESTERN SECURITIES, INC.
SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5
JUNE 30, 2026

Computation of Net Capital		
Total stockholders' equity	$	228,435
Deductions and/or Charges		
Non-allowable assets:		
Related party receivable		36,556
Total Deductions and/or Charges		36,556
Net Capital	$	191,879
Aggregate Indebtedness		
Accrued compensation and related costs	$	159,440
Accounts payable		4,687
Income taxes payable		802
Total Aggregate Indebtedness	$	164,929
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	141,879
Ratio of aggregate indebtedness to net capital		0.86 to 1

Reconciliation of Computation of Net Capital

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-l 7A-5 as of June 30, 2026.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and is also considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Company does not hold customer funds or securities. The Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
First Western Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Western Securities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which First Western Securities, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3:(2)(ii) and (2) First Western Securities, Inc. stated that First Western Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

First Western Securities, Inc.'s management is responsible for compliance with the exemptive provisions and its statements, as well as the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Western Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
September 4, 2026

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

First Western Securities, Inc.

669 Airport Freeway, Suite 409, Hurst, TX 76053
817-553-1492 Direct / 817-553-2695 Fax
800-327-1279 Toll Free

Sound financial guidance since 1987.

Exemption Report

First Western Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

First Western Securities, Inc.

I, Randal E. Ferguson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Randal E. Ferguson
President
August 31, 2026